FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 4, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 3rd May 2022 at 15:30 (Central European Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 3rd May 2022 at 15:30 (Central European Time)

1.	Consideration of (i) the Company’s 2021 annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2021, and on the annual accounts as at 31st December 2021, and the external auditors’ reports on such consolidated financial statements and annual accounts; and (ii) the Company’s 2021 annual sustainability report containing the non-financial statement.

The Meeting resolved to acknowledge (i) the Company’s annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2021, and on the Company’s annual accounts as at 31st December 2021, and the external auditors’ reports on such consolidated financial statements and annual accounts; and (ii) the Company’s 2021 annual sustainability report containing the non-financial statement.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2021.

The Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2021.

3.	Approval of the Company’s annual accounts as at 31st December 2021.

The Meeting resolved to approve the Company’s annual accounts as at 31st December 2021.

4.	Allocation of results and approval of dividend payment for the year ended 31st December 2021.

The Meeting resolved (i) to approve an Annual Dividend of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, it being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of US$0.13 per share (US$0.26 per ADS) or approximately US$153 million, paid on 24th November 2021 out of the Company’s retained earnings account; (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Dividend Balance so approved, including the applicable record date, (iii) to pay the Dividend Balance so approved, in the amount of US$0.28 per share (or US$0.56 per ADR), in U.S. dollars, representing approximately US$331 million, on 25th May 2022, out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31st December 2021, be absorbed by the Company’s retained earnings account.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2021.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2021, from any liability in connection with the management of the Company’s affairs during such year.

6.	Election of the members of the Board of Directors.

The Meeting resolved to (i) maintain the number of members of the Board of Directors in eleven; (ii) re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors; and (iii) appoint Ms. Maria Novales-Flamarique; each of the persons re-appointed and appointed, respectively, in (ii) and (iii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2022 annual accounts.

7.	Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2022.

The Meeting resolved to approve that, as compensation for his/her services during the fiscal year 2022, (i) each of the members of the Board of Directors receive an amount of US$115,000; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000; and (iii) the Chairperson of the Audit Committee receive, further, an additional fee of US$10,000.

8.	Approval of the Company’s compensation report for the year ended 31st December 2021.

The Meeting resolved to approve the Compensation Report of the Company, which reports the compensation paid or payable to the members of the Board of Directors and the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2021.

9.	Appointment of the external auditors for the fiscal year ending 31st December 2022, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending 31st December 2022, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2022 annual accounts; (ii) approve the external auditors’ fees for audit, audit-related, tax compliance and tax advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31st December 2022, broken-down by billing currency (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 212,239,747, BRL 589,570, EUR 1,644,693, MXN 5,328,734, and US$ 596,273, and (iii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

10.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.